29903 Agoura Road
Agoura Hills, CA 91301
(818) 871-5000 (818)-7400 fax

February 17, 2006

VIA EDGAR AND FACSIMILE

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          THQ Inc. (“THQ” or the “Company”)

Form 10-K for the fiscal year ended March 31, 2005

File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) as contained in your letter dated January 9, 2006. This letter refers to the Staff’s review of our response to your letter dated December 2, 2005 in connection with your review of our Form 10-K for the fiscal year ended March 31, 2005 (the “10-K”).

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements. Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 63

Comment:

1.   Please refer to comment 2 in our letter dated December 2, 2005. We have reviewed your response and note that you classify costs related to the development of wireless content as a product and development expense in your income statement. Tell whether any of these development costs have been capitalized and how you considered classifying these costs as a cost of revenue. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17. Additionally, tell us the amount of development costs related to wireless content expensed for each year presented.

Response:

Costs related to the development of wireless content that are expensed as incurred are charged to product development expense. Such costs were not capitalized because of the emerging nature of the wireless entertainment market; the rapid evolution of the platforms and mobile phones on which we develop products; and the high degree of revenue uncertainty associated with an individual application. We did not consider these costs as cost of revenue under the guidance in FASB Staff Implementation Guide, SFAS 86, Question 17 since they were expensed as incurred. Additionally, capitalized costs, which have not been material, were charged to software development amortization.

Below is a summary of costs incurred for the development of wireless content that were charged to product development expense for each period presented in our Form 10-K for the year ended March 31, 2005:

	Year Ended March 31,		Transition	Year Ended December 31,
(amounts in thousands)	2005	2004	2003	2002

	$13,696	$1,551	$415	$1,537

Based upon the responses provided herein, I believe the Company has satisfied the Staff’s request.

Additionally, THQ acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555. My fax number is (818) 871-8765.

Very truly yours,

Edward K. Zinser

Executive Vice President and Chief Financial Officer